Exhibit 4.2

Cooperation Agreement

This Cooperation Agreement (the “Agreement”) was entered into on December 27, 2007 by and between:

Banco de Chile (“Banco de Chile”), a corporation duly established and currently existing under the laws of the Republic of Chile (“Chile”), herein represented by Mr. Fernando Cañas Berkowitz, General Manager, and Citigroup Inc. (“Citigroup”), a corporation duly established and validly existing under the laws of the State of Delaware, United States of America (“United States of America”) herein represented by its President and Chief Executive Officer for Latin America, Mr. Manuel Medina Mora E., and the Banking and Markets Chief Executive Officer for Latin America, Mr. Fernando Quiroz Robles, all of them hereinafter referred to as the Parties.

First. Purpose of the Agreement. This Agreement aims at regulating certain common issues of the future direct relationship between Banco de Chile and its Subsidiaries, on the one hand, and Citigroup and its Subsidiaries, on the other, under the Global Connectivity Agreement, the Asset Purchase Agreement, and the Licensing Agreement (the “Operating Agreements”).

Second. Steering Committee. The Parties agree that the Steering Committee will be the one defined in the Global Connectivity Agreement. Any of the Parties may substitute the members designated for the Steering Committee, but shall in any case, procure and make all arrangements for the substituting members to have a position similar to the substituted members.

Notwithstanding the above, the Parties agree upon a Processing Mechanism for the Global Connectivity Agreement. Annex “A” hereto, which is an integral part hereof, includes the principles to be applied for the processing Mechanism required for the Global Connectivity Agreement. The Parties will procure that, as soon as this Agreement shall come into effect, the Steering Committee will meet to discuss and approve the principles detailed in Annex “A”. The Processing Mechanism will be adjusted in accordance with the principles set forth in the Second clause of the Global Connectivity Agreement and the substitutions of people shown in Annex “A”.

Third. Communication and Escalation Mechanisms. The Parties acknowledge and agree that the possibilities of success of Operating Agreements will increase and be strengthened as long as fluid mechanisms are in place for the communication and discussion of the different viewpoints of the Parties. For this purpose, the Parties agree that any issues referred to in one or several of the Operating Agreements or any issues resulting and derived therefrom will be addressed as follows:

(a)	In the first place, the officers of each Party will seek to settle any issues resulting or derived from the Operating Agreements by acting on a basis of good faith and diligence;

(b)	Should the officers of each Party be unable to settle the relevant issue to the satisfaction of the Parties, the issue will be referred to the Steering Committee;

(c)	If the issue is not settled by the Steering Committee, the Parties, acting through Mr. Andrónico Luksic Craig, for Banco de Chile, and Mr. Manual Medina Mora E., for Citigroup, will seek to reach a final solution for the issue in question;

(d)	The coordination and escalation mechanisms provided herein are in addition to, and not in replacement of, the different solution mechanisms provided in the Operating Agreements or the termination set forth in the Sixth clause hereof; and

(e)	The agreements to be reached by the Parties pursuant to the mechanism provided in this Clause will be documented and signed, and will be supplemented and modified as provided in the Operating Agreements.

Fourth. Preference and Validity of the Operating Agreements. The obligations of each Party under the Operating Agreements will prevail and continue to be fully effective even though any of the Parties may be merged, divided, may wholly or partly sell its operations, may be reorganized, may change its control or may establish any alliance. In this connection, the Parties will arrange for the assigns, assignees, or buyers of any of the Parties and/or the new entities that may arise from the above to be bound under the same terms of the Operating Agreements.

Fifth. Exchange of Information for Incentives. To encourage Banco de Chile’s Account Executives to maximize the relationship with their clients through a comprehensive offer of products that includes both local products in Chile and global products offered by Citigroup abroad, and also with a view to encouraging the Global Account Executives of Citigroup (Parent Account Managers or PAM’s) to promote the deals with their Global Clients through their subsidiaries in Chile, it is hereby agreed to exchange information on the spreads obtained in the business relationship with these clients.

Citigroup will provide Banco de Chile, with the periodicity agreed by the Parties, with the necessary information relating the Chilean clients having business relationships with Citigroup abroad under the Partnership, so that the Parties can understand the net income of fund and fee costs (and the other related financial, service or product quality information) recorded in Citigroup’s books, so as to comply with the Operating Agreements.

Banco de Chile will provide Citigroup, with the periodicity agreed by the Parties, with the information relating the Chilean clients having a relationship with Banco de Chile and the agreements under the Partnership, so that the Parties may understand the net income of the funds and fee costs (and other financial information, quality services and product related as well) recorded in Citigroup’s books, so as to comply with the Operating Agreements.

Sixth. Term of the Agreements. The Parties agree that this agreement and the Operating Agreements, excluding the Asset Purchase Agreement, will be valid for six (6) years from January 1, 2008 through January 1, 2014. Anyway, the Parties may agree on an extension of such agreements for another six (6) years from January 1, 2014 through January 1, 2020, an extension that will be agreed in writing by January 1, 2013; otherwise, the effective agreements will be extended – once – for two (2) years from January 1, 2014 through January 1, 2016, when they will expire without any further proceeding.

One year before the expiration of the extension on January 1, 2020, the Parties may renew the agreements by using the same procedure provided in the preceding paragraph. Should the extension not be agreed in writing, such agreements will terminate upon two (2) years from the expiration of the latest term agreed. The same renewal procedure may be used thereafter for as many times as agreed by the Parties.

Notwithstanding the above, either Party may terminate the agreements in case of termination of the Framework Agreement between Quiñenco S.A. and Citigroup Inc. dated on July 19, 2007. In such case, the Party enforcing such cause will notify the other as provided in letter (l) of the Eighth clause, in which case, the agreements will be terminated within one year from the first day of the month following such notification.

Notwithstanding the above, should one or both Parties fail to meet their obligations pursuant this Agreement or under the Operating Agreements, except for the Asset Purchase Agreement, where the Parties are bound on a permanent basis, during the validity of the agreements, the Parties may (a) request the execution of unfulfilled obligations; and (b) as the case may be, the payment for the direct (rather than consequential or punitive) damages and losses caused by the defaulting party to the non-defaulting party. Before selecting the referenced alternatives (a) and/or (b), the Parties will use the communication and escalation mechanisms provided in the Second clause hereof, and in case of any conflict regarding the existence or non-existence of the unfulfilled obligations (s), the procedure provided under paragraph (n) of the Eighth clause hereof.

Seventh. Branches in the United States of America. Banco de Chile will take the necessary actions for closing and winding up Banco de Chile’s American branches as soon as possible upon the occurrence of the First Closing Date, but anyway, not later than June 30, 2008.

Eighth. General Provisions.

(a)	Market Conditions. The Parties agree that all the remunerations and/or fees to be paid or charged for the services mutually provided will be adjusted to the equity conditions usually prevailing on the market.

(b)	Authorized Operations. The Parties declare that all the services to be provided by one of the Parties to the other or the transactions to be carried out will be authorized or permitted by the law and/or regulations of the relevant country.

(c)	Confidentiality of the Operating Agreements. The Parties are subject to the Confidentiality Agreement provided in the relevant Operating Agreements.

(d)	Assignment. The Parties may not assign their rights and obligations hereunder without the prior written authorization from the other Parties, notwithstanding the provisions of the Fourth clause hereof.

(e)	Mandatory Capability. This Agreement will be mandatory and for the benefit of its Parties and their respective authorized assigns and assignees.

(f)	Entirety of the Agreement. This Agreement is the entire agreement between the Parties regarding the issues referred to therein and supersedes any previous contracts, statements and agreements of the Parties. There are no terms, obligations, commitments, statements, representations or conditions existing other than those included herein. Any restatement or modification to this Agreement or the exemption of the terms and provisions hereof will not be deemed valid, unless made in writing and signed by the Parties.

(g)	Waivers. The failure of any of the Parties to insist on the stringent compliance of any obligation, agreement, term or condition hereof, or the failure of any of the Parties to exercise any right or claim any compensation as a result of the non-compliance with this Agreement will not be understood as an exemption of such non-compliance or any future non-compliance of such obligation, agreement, term or condition. No obligation, agreement, term or condition hereof will be exempted, altered or modified, but in writing. The exemption of any non-compliance will not affect or alter this Agreement, and any and all the obligations, agreements, terms and conditions hereof will remain effective, becoming effective in the event of any future non-compliance.

(h)	Modifications. No authorization or consent to modify, waive or exempt the compliance with the terms and conditions hereof will become effective, unless evidenced in writing and signed by all the Parties hereto; even so, such modification, waiver or exemption will only become effective for the particular and/or specific case for which it was issued.

(i)	Unenforceability. If any provision hereof becomes null or unenforceable, the remaining provisions will remain fully valid and effective.

(j)	Expenses and Costs. Each Party will be responsible for its own expenses and costs incurred or to be incurred in the negotiation and execution of this Cooperation Agreement.

(k)	Taxes. Each Party will cover the taxes charged to it under the applicable law and derived from any of the acts and payments provided herein.

(l)	Notifications. All notices and communications required or permitted under this Agreement shall be in writing. Any such notice or communication shall be deemed to have been duly received when personally delivered, by certified or registered mail, facsimile, with receiver’s stamp to the address of the corresponding Party, which unless otherwise stated must be understood as follows:

Banco de Chile:

Ahumada 251

Santiago, Chile

Attention.: Fernando Cañas Berkowitz

Citigroup:

Act. Roberto Medellin Nr. 800, Torre Sur, Piso 5

Col. Lomas de Santa Fe

01210 Mexico, D.F. Mexico

Attention: Manuel Medina Mora E.

(m)	Language. This Agreement will be executed in both Spanish and English, In the event of any discrepancy between one version and the other, the jurisdictional entity referred to under the following paragraph will determine which version or which part of both versions most adequately reflects the intention of the Parties.

(n)	Applicable Law and Jurisdiction. This Agreement shall be subject to the laws of Chile. Any dispute between the parties in connection with this agreement shall be definitively settled under the Rules of Arbitration of the ICC by three arbitrators appointed according to said Regulations. The arbitration shall be held in the city of Paris and all the procedures shall be carried out in Spanish. Each party promises to pay an aliquot of administrative expenses and advanced costs of the ICC, unless the arbitrators shall find otherwise in their final award. The arbitrators may impose in said award payment of attorney’s fees and other costs in favor of the prevailing party, as they deem convenient. Any party to this contract shall have the right to have recourse to and shall be bound by the pre-arbitral referee procedure of the International Chamber of Commerce in accordance with its Rules for a Pre-Arbitral referee Procedure.

The Parties sign this Agreement on this December 27, 2007.

Banco de Chile	Citigroup Inc.

/s/ Manuel Medina Mora E.
Manuel Medina Mora E.
President and Chief Executive Officer
Latin America

/s/ Fernando Cañas Berkowitz	/s/ Fernando Quiroz Robles
Fernando Cañas Berkowitz	Fernando Quiroz Robles
General Manager	Chief Executive Officer
Banking and Markets – Latin America